Exhibit 99.1

Final version

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2018

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS - SUMMARY

JUNE 30, 2018

UNAUDITED INTERIM CONSOLIDATED INCOME STATEMENT

(in millions of Euros)	Notes	Three months ended June 30, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017
Revenue	3	1,474	1,382	2,860	2,710
Cost of sales		(1,303)	(1,232)	(2,556)	(2,420)

Gross profit		171	150	304	290

Selling and administrative expenses		(60)	(62)	(118)	(127)
Research and development expenses		(10)	(8)	(21)	(19)
Restructuring costs		—	—	—	(2)
Other gains / (losses)—net	5	24	(7)	(23)	31

Income from operations		125	73	142	173

Finance costs—net	7	(36)	(39)	(70)	(93)
Share of loss of joint-ventures	15	(9)	(7)	(12)	(13)

Income before income tax		80	27	60	67

Income tax expense		(25)	(12)	(29)	(39)

Net income		55	15	31	28

Net income attributable to:
Equity holders of Constellium		55	16	31	29
Non-controlling interests		—	(1)	—	(1)

Net income		55	15	31	28

Earnings per share attributable to the equity holders of Constellium

(in Euros per share)	Notes	Three months ended June 30, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017
Basic	9	0.41	0.15	0.23	0.27
Diluted	9	0.39	0.15	0.22	0.27

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS)

(in millions of Euros)	Three months ended June 30, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017
Net income	55	15	31	28

Other comprehensive income / (loss)
Items that will not be reclassified subsequently to the consolidated income statement
Remeasurement on post-employment benefit obligations	2	8	27	17
Income tax on remeasurement on post-employment benefit obligations	(1)	—	(7)	(2)
Items that may be reclassified subsequently to the consolidated income statement
Cash flow hedge	(23)	24	(14)	29
Income tax on cash flow hedge	8	(7)	5	(9)
Currency translation differences	4	(11)	1	(13)

Other comprehensive (loss) / income	(10)	14	12	22

Total comprehensive income	45	29	43	50

Attributable to:
Equity holders of Constellium	45	30	43	51
Non-controlling interests	—	(1)	—	(1)

Total comprehensive income	45	29	43	50

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of Euros)	Notes	At June 30, 2018	At December 31, 2017
Assets
Current assets
Cash and cash equivalents	10	166	269
Trade receivables and other	11	656	419
Inventories	12	745	643
Other financial assets	18	35	69

		1,602	1,400

Non-current assets
Property, plant and equipment	13	1,545	1,517
Goodwill	14	414	403
Intangible assets	14	68	68
Investments accounted for under the equity method	15	1	1
Deferred income tax assets		159	164
Trade receivables and other	11	48	48
Other financial assets	18	85	110

		2,320	2,311

Total Assets		3,922	3,711

Liabilities
Current liabilities
Trade payables and other	16	1,096	930
Borrowings	17	130	106
Other financial liabilities	18	28	23
Income tax payable		10	11
Provisions	21	40	40

		1,304	1,110

Non-current liabilities
Trade payables and other	16	40	54
Borrowings	17	2,054	2,021
Other financial liabilities	18	29	43
Pension and other post-employment benefit obligations	20	643	664
Provisions	21	96	113
Deferred income tax liabilities		28	25

		2,890	2,920

Total Liabilities		4,194	4,030

Equity
Share capital	22	3	3
Share premium	22	420	420
Retained deficit and other reserves		(703)	(750)

Equity attributable to equity holders of Constellium		(280)	(327)
Non-controlling interests		8	8

Total Equity		(272)	(319)

Total Equity and Liabilities		3,922	3,711

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2018	3	420	(147)	13	(7)	25	(634)	(327)	8	(319)

Change in accounting policies	—	—	—	—	—	—	(2)	(2)	—	(2)

At January 1, 2018 restated	3	420	(147)	13	(7)	25	(636)	(329)	8	(321)

Net income	—	—	—	—	—	—	31	31	—	31
Other comprehensive income / (loss)	—	—	20	(9)	1	—	—	12	—	12

Total comprehensive income / (loss)	—	—	20	(9)	1	—	31	43	—	43

Transactions with equity holders Share-based compensation	—	—	—	—	—	6	—	6	—	6

Transactions with non-controlling interests	—	—	—	—	—	—	—	—	—	—

At June 30, 2018	3	420	(127)	4	(6)	31	(605)	(280)	8	(272)

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2017	2	162	(151)	(18)	12	17	(603)	(579)	9	(570)

Net income	—	—	—	—	—	—	29	29	(1)	28
Other comprehensive income / (loss)	—	—	15	20	(13)	—	—	22	—	22

Total comprehensive income / (loss)	—	—	15	20	(13)	—	29	51	(1)	50

Transactions with equity holders Share-based compensation	—	—	—	—	—	3	—	3	—	3

Transactions with non-controlling interests	—	—	—	—	—	—	—	—	—	—

At June 30, 2017	2	162	(136)	2	(1)	20	(574)	(525)	8	(517)

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2017	2	162	(151)	(18)	12	17	(603)	(579)	9	(570)

Net loss	—	—	—	—	—	—	(31)	(31)	—	(31)
Other comprehensive income / (loss)	—	—	4	31	(19)	—	—	16	(1)	15

Total comprehensive income / (loss)	—	—	4	31	(19)	—	(31)	(15)	(1)	(16)

Transactions with equity holders
Share issuance	1	258	—	—	—	—	—	259	—	259
Share-based compensation	—	—	—	—	—	8	—	8	—	8

Transactions with non-controlling interests	—	—	—	—	—	—	—	—	—	—

At December 31, 2017	3	420	(147)	13	(7)	25	(634)	(327)	8	(319)

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of Euros)	Notes	Six months ended June 30, 2018	Six months ended June 30, 2017
Net income		31	28
Adjustments:
Depreciation and amortization	13,14	90	84
Finance costs – net	7	70	93
Income tax expense		29	39
Share of loss of joint-ventures	15	12	13
Unrealized losses / (gains) on derivatives—net and from remeasurement of monetary assets and liabilities – net		41	(14)
Losses on disposal		4	2
Other – net		5	3
Interest paid		(60)	(80)
Income tax paid		(11)	(7)
Change in trade working capital:
Inventories		(94)	(37)
Trade receivables		(196)	(170)
Trade payables		108	152
Change in provisions and pension obligations		(3)	(22)
Other working capital		(32)	(3)

Net cash flows (used in) / from operating activities		(6)	81

Purchases of property, plant and equipment	4	(97)	(120)
Proceeds from disposal net of cash		—	—
Equity contribution and loan to joint-ventures		(13)	(24)
Other investing activities		6	9

Net cash flows used in investing activities		(104)	(135)

Proceeds from issuance of Senior Notes	17	—	610
Repayment of Senior Notes	17	—	(610)
Proceeds / (Repayments) from revolving credit facilities and other loans	17	10	18
Payment of deferred financing costs and exit fees		—	(42)
Other financing activities		(3)	22

Net cash flows from / (used in) financing activities		7	(2)

Net (decrease) / increase in cash and cash equivalents		(103)	(56)
Cash and cash equivalents – beginning of period		269	347
Effect of exchange rate changes on cash and cash equivalents		—	(5)

Cash and cash equivalents – end of period	10	166	286

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

NOTE 1 - GENERAL INFORMATION

Constellium is a global leader in the design and manufacture of a broad range of innovative specialty rolled and extruded aluminium products, serving primarily the packaging, aerospace and automotive end-markets. The Group has a strategic footprint of manufacturing facilities located in the North America, Europe and China and operates 23 production facilities, 10 administrative and commercial sites and two world-class technology centers. It has approximately 12,000 employees. Constellium is a public company with limited liability. The business address (head office) of Constellium N.V. is Tupolevlaan 41-61, 1119 NW Schiphol-Rijk, the Netherlands.

Unless the context indicates otherwise, when we refer to “we”, “our”, “us”, “Constellium”, the “Group” and the “Company” in this document, we are referring to Constellium N.V. and its subsidiaries.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1 Statement of compliance

The Unaudited Condensed Interim Consolidated Financial Statements present the Unaudited Interim Consolidated Income Statement, Statement of Comprehensive Income / (Loss) and Statement of Cash Flows for the six months ended June 30, 2018 and 2017; and the Unaudited Interim Consolidated Statement of Financial Position and Changes in Equity as at June 30, 2018 and December 31, 2017. They are prepared in accordance with IAS 34, ‘Interim Financial Reporting’ and with generally accepted accounting principles under International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The Unaudited Condensed Interim Consolidated Financial Statements do not include all the information and disclosures required in the annual Consolidated Financial Statements. They should be read in conjunction with the Group’s annual Consolidated Financial Statements for the year ended December 31, 2017, approved by the Board of Directors on March 8, 2018.

These Unaudited Condensed Interim Consolidated Financial Statements were approved for issue on July 23, 2018.

2.2 Basis of preparation

In accordance with IAS 1, ‘Presentation of Financial Statements’, the Unaudited Condensed Interim Consolidated Financial Statements are prepared on the assumption that Constellium is a going concern and will continue in operation for the foreseeable future. The Group’s forecasts and projections, taking account of reasonably possible changes in trading performance, including an assessment of the current macroeconomic environment, indicate that the Group should be able to operate within the level of its current facilities and related covenants. Management considers that the going concern assumption is not invalidated by Constellium’s negative equity as at June 30, 2018.

The accounting policies adopted in the preparation of the Unaudited Condensed Interim Consolidated Financial Statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2017, except for the application of the effective tax rate in accordance with IAS 34 ‘Interim Financial reporting’ and for the adoption of new standards effective as of January 1, 2018.

2.3 Application of new and revised IFRS

The Group has applied, for the first time, IFRS 15 Revenue from Contracts with Customers and IFRS 9 Financial Instruments. As required by IAS 34, the nature and effect of these changes are disclosed below.

Several other amendments and interpretations apply for the first time in 2018, but do not have any impact on the Unaudited Condensed Interim Consolidated Financial Statements of the Group. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 supersedes IAS 11 Construction Contracts, IAS 18 Revenue and related Interpretations and it applies to all revenue arising from contracts with customers, unless those contracts are in the scope of other standards. The new standard establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The Group adopted IFRS 15 using the cumulative effect method of adoption at the date of initial application for contracts that were not completed at that date. There was no cumulative effect adjustment to the opening balance of retained earnings in the Consolidated Statement of Financial Position as of January 1, 2018, as a result of the adoption of IFRS 15.

The Group primarily contracts with customers for the sale of rolled or extruded aluminium products. For the majority of our business, performance obligations with customers begin when we acknowledge a purchase order for a specific customer order of product to be delivered in the near term. These purchase orders are short term in nature, although they may be governed by long-term multi-year frame agreements.

The Group has concluded that revenue from sale of goods should be recognized at the point in time when control of the asset is transferred to the customer, generally upon delivery, similar to the Group revenue recognition model under IAS 18. In certain limited circumstances, the Group may be required to recognize revenue over time for products that have no alternative use and for which the Group has an enforceable right to payment for production completed to date. This could result in recognizing revenue earlier than under prior IFRS rules which required recognition at a point in time for these transactions. However, as of the date of initial application and for the period ended June 30, 2018, IFRS 15 had no impact on the timing of our revenue recognition.

The Group has assessed that under IFRS 15, revenue from the production of customer-owned tooling should be recognized over time, or at a point in time, depending on contractual terms and conditions. IFRS 15 had no impact on the timing of our revenue recognition on tooling.

Upon adoption of IFRS 15, the Group made the following reclassifications in its opening balance sheet:

(in millions of Euros)	Carrying amount December 31, 2017	Contracts liabilities reclassification	Carrying amount January 1, 2018
Trade receivables and other	467	16	483
Trade payables and other	(984)	(39)	(1,023)
Provisions	(153)	23	(130)

Contract liabilities, which have been reclassified, consist of expected volume discounts, rebates, incentives, refund and penalties and price concessions. They were previously presented as provisions or as a reduction in trade receivables (NOTE 11 – Trade receivables and other, NOTE 16 – Trade payables and other). Contract liabilities as of June 30, 2018 are presented in NOTE 16 – Trade payables and other.

IFRS 9 Financial Instruments

IFRS 9 replaces the provisions of IAS 39 that relate to the recognition, classification and measurement of financial assets and financial liabilities, derecognition of financial instruments, impairment of financial assets and hedge accounting.

The adoption of IFRS 9 Financial Instruments from January 1, 2018 resulted in changes in accounting policies and adjustments to the amounts recognized in the financial statements. The new accounting policies are set out in the note below. In accordance with the transitional provisions in IFRS 9, comparative figures have not been restated.

i. Classification and measurement

On January 1, 2018 (the date of initial application of IFRS 9), the group’s management has assessed which business models apply to the financial assets held by the group and has classified its financial instruments into the appropriate IFRS 9 categories. The main effect results from the reclassification of Trade receivables from the Loan and receivables category to Fair value through OCI category (FVOCI), as receivables may be either held until collection or sold as part of factoring arrangements. There was no significant difference between the previous carrying amount and the revised carrying amount of the other financial assets as of January 1, 2018 to be recognized in opening retained earnings, as a result of their liquidity or short maturity.

Consistent with IAS 39, derivatives are required to be held at Fair Value through Profit and Loss (FVPL) under IFRS 9 as they do not meet the criteria for amortized cost or FVOCI unless they are designated as hedge accounting.

ii. Impairment of financial assets

Financial assets subject to IFRS 9’s new expected credit loss model include: cash and cash equivalents, trade receivables and other and loans to joint ventures.

The impact of the change in impairment methodology on the group’s retained earnings and equity is disclosed as follow:

•	For cash and cash equivalents, the identified impairment loss was immaterial.

•

For trade receivables and other (including contract assets and other receivables), the group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables and contract assets which resulted in an immaterial impairment loss.

•

For loans to joint ventures the application of the amendment to IAS 28 and the IFRS 9 expected credit loss model resulted in the recognition of a loss allowance of €2 million in opening retained earnings net of tax (previous loss allowance was nil).

iii. Hedging

The Group did not adopt the disposition of IFRS 9 on hedging and will therefore continue to apply the provisions of IAS 39.

2.4 New standards and interpretations not yet mandatorily applicable

The Group has not applied the following new standards and interpretations that have been issued but are not yet effective and which could affect the Group’s future Consolidated Financial Statements:

IFRS 16, ‘Leases’, deals with principles for the recognition, measurement, presentation and disclosures of leases. The standard provides an accounting model, requiring lessee to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. The lessor accounting approach remains unchanged. The Group is currently evaluating the impact of the standard on our Financial Position and results. The Group expects that the adoption will result in an increase of non-current assets and non-current liabilities as a result of substantially all operating leases existing as of the adoption date being capitalized along with the associated obligations.

The standard will replace IAS 17, ‘Leases’ and will be effective for accounting periods beginning on or after January 1, 2019 and the Group plans to adopt IFRS 16 using the cumulative effect method of adoption.

IFRIC 23, ‘Uncertainty over Income Tax Treatments’

This interpretation provides a framework to consider, recognize and measure the accounting impact of tax uncertainties. It specifies how to determine the unit of account and the recognition and measurement guidance to be applied to that unit. The interpretation also explains when to reconsider the accounting for a tax uncertainty, and it states specifically that the absence of comment from the tax authority is unlikely, in isolation, to trigger a reassessment. The impact of this interpretation on the Group’s results and financial situation is currently being evaluated.

The interpretation is effective for annual periods beginning on or after January 1, 2019.

The Group plans to adopt the new standards and interpretations on their required effective dates.

2.5. Presentation of the operating performance of each operating segment and of the Group

In accordance with IFRS 8, ‘Operating Segments’, operating segments are based upon the product lines, markets and industries served, and are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer.

Constellium’s CODM measures the profitability and financial performance of its operating segments based on Adjusted EBITDA as it illustrates the underlying performance of continuing operations by excluding certain non-recurring and non-operating items. Adjusted EBITDA is defined as income / (loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions that do not qualify for hedge accounting, metal price lag, share-based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.

2.6. Principles governing the preparation of the Unaudited Condensed Interim Consolidated Financial Statements

The following table summarizes the principal exchange rates used for the preparation of the Unaudited Condensed Interim Consolidated Financial Statements of the Group:

Foreign exchange rate for 1 Euro		Six months ended June 30, 2018 Average rate	At June 30, 2018 Closing rate	Six months ended June 30, 2017 Average rate	At December 31, 2017 Closing rate
U.S. Dollars	USD	1.2097	1.1658	1.0824	1.1993
Swiss Francs	CHF	1.1696	1.1569	1.0765	1.1702
Czech Koruna	CZK	25.4992	26.0200	26.7809	25.5349

Presentation of financial statements

The Unaudited Condensed Interim Consolidated Financial Statements are presented in millions of Euros, except Earnings per share in Euros. Certain reclassifications may have been made to prior year amounts to conform to the current year presentation.

Seasonality of operations

Due to the seasonal nature of the Group’s operations, the Group would typically expect higher revenues and operating profits in the first half of the year compared to the second half.

2.7. Judgments in applying accounting policies and key sources of estimation uncertainty

The preparation of financial statements requires the Group to make estimates, judgments and assumptions that may affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in the financial statements.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The resulting accounting estimates will, by definition, rarely be equal to the related actual results. Actual results may differ significantly from these estimates, the effect of which is recognized in the period in which the facts that give rise to the revision become known.

In preparing these Unaudited Condensed Interim Consolidated Financial Statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were those applied to the Consolidated Financial Statements at, and for the year ended, December 31, 2017. In addition, in accordance with IAS 34, the Group applied, in the preparation of these Unaudited Condensed Interim Consolidated Financial Statements, a projected tax rate for the full year 2018.

NOTE 3 - REVENUE

3.1 Disaggregation of revenue

The following table presents our revenue by product line:

(in millions of Euros)	Three months ended June 30, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017
Packaging rolled products	589	566	1,125	1,116
Automotive rolled products	163	123	318	227
Specialty and other thin-rolled products	47	45	92	94
Aerospace rolled products	197	207	376	408
Transportation, Industry and other rolled products	148	151	300	287
Automotive extruded products	178	151	347	309
Other extruded products	148	136	296	262
Other	4	3	6	7

Total Revenue	1,474	1,382	2,860	2,710

The following table presents our revenue by destination of shipment:

(in millions of Euros)	Three months ended June 30, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017
France	152	151	302	293
Germany	349	310	700	607
United Kingdom	39	53	83	100
Switzerland	26	31	43	61
Other Europe	270	261	514	502
United States	485	442	928	880
Canada	28	25	49	44
Asia and Other Pacific	76	65	143	135
All Other	49	44	98	88

Total	1,474	1,382	2,860	2,710

Revenue is recognized at a point in time, except for certain tooling, tolling and contracts for goods without any alternative use for which we have a right to payment representing less than 1 % over total revenues.

3.2 Transaction price allocated to remaining performance obligations

The Company elected the practical expedient applicable to performance obligations which are part of contracts that have an original duration of one year or less. The transaction price allocated to remaining performance obligations which are part of contracts with an original duration of more than one year as of June 30, 2018 was immaterial.

NOTE 4 - OPERATING SEGMENT INFORMATION

Management has defined Constellium’s operating segments based upon the product lines, markets and industries it serves, and prepares and reports operating segment information to Constellium’s chief operating decision maker (CODM) (see NOTE 2 – Summary of Significant Accounting Policies) on that basis.

4.1 Segment Revenue

	Three months ended June 30, 2018			Three months ended June 30, 2017			Six months ended June 30, 2018			Six months ended June 30, 2017
(in millions of Euros)	Segment revenue	Inter segment elimination	External revenue	Segment revenue	Inter segment elimination	External revenue	Segment revenue	Inter segment elimination	External revenue	Segment revenue	Inter segment elimination	External revenue
P&ARP	801	(2)	799	736	(2)	734	1,539	(4)	1,535	1,441	(4)	1,437
A&T	356	(11)	345	366	(8)	358	699	(23)	676	709	(14)	695
AS&I	327	(1)	326	288	(1)	287	644	(1)	643	574	(3)	571
Holdings &
Corporate(A)	4	—	4	3	—	3	6	—	6	7	—	7

Total	1,488	(14)	1,474	1,393	(11)	1,382	2,888	(28)	2,860	2,731	(21)	2,710

(A)	Holdings & Corporate segment includes revenues from supplying metal to third parties.

4.2 Segment Adjusted EBITDA and reconciliation of Adjusted EBITDA to Net Income

(in millions of Euros)	Notes	Three months ended June 30, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017
P&ARP		75	57	126	98
A&T		43	41	77	69
AS&I		39	33	75	64
Holdings & Corporate		(6)	(4)	(10)	(11)

Adjusted EBITDA		151	127	268	220

Metal price lag(A)		20	7	24	20
Start-up and development costs(B)		(5)	(5)	(9)	(10)
Manufacturing system and process transformation costs		—	(1)	—	(1)
Share-based compensation costs		(3)	(1)	(6)	(3)
Gains on pension plan amendments(C)		—	—	—	22
Depreciation and amortization	13, 14	(46)	(41)	(90)	(84)
Restructuring costs		—	—	—	(2)
Unrealized gains / (losses) on derivatives	5	11	(10)	(43)	18
Unrealized exchange (losses) / gains from the remeasurement of monetary assets and liabilities - net	5	—	(1)	1	(5)
Losses on disposals		(3)	(1)	(4)	(2)
Other		—	(1)	1	—

Income from operations		125	73	142	173

Finance costs - net	7	(36)	(39)	(70)	(93)

Share of loss of joint-ventures		(9)	(7)	(12)	(13)

Income before income tax		80	27	60	67

Income tax expense		(25)	(12)	(29)	(39)

Net income		55	15	31	28

(A)

Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium revenues are established and when aluminium purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment aims to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium’s manufacturing sites and is primarily calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, based on the quantity sold in the period.

(B)

For the six months ended June 30, 2018, start-up and development costs include €9 million related to new projects in our AS&I operating segment. For the six months ended June 30, 2017, start-up costs and development costs include €7 million related to new sites in our AS&I operating segment and €3 million to Auto Body Sheet growth projects both in Europe and the U.S.

(C)	For the six months ended June 30, 2017, amendments to certain Swiss pension plan, US pension plan and OPEB resulted in a €22 million gain.

4.3 Segment capital expenditures

(in millions of Euros)	Three months ended June 30, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017
P&ARP	(17)	(24)	(30)	(48)
A&T	(10)	(18)	(23)	(34)
AS&I	(22)	(17)	(42)	(36)
Holdings & Corporate	(1)	(1)	(2)	(2)

Capital expenditures	(50)	(60)	(97)	(120)

4.4 Segment assets

Segment assets are comprised of total assets of Constellium by segment, less deferred income tax assets, cash and cash equivalents and other financial assets. There has been no material change in total assets from the amount reported in the previous annual consolidated financial statements.

NOTE 5 - OTHER GAINS / (LOSSES) – NET

(in millions of Euros)	Notes	Three months ended June 30, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017
Realized gains / (losses) on derivatives(A)		15	5	22	(3)
Unrealized gains / (losses) on derivatives at fair value through profit and loss—net(A)	4	11	(10)	(43)	18
Unrealized exchange (losses) / gains from the remeasurement of monetary assets and liabilities—net	4	—	(1)	1	(5)
Gains on pension plan amendments(B)		—	—	—	22
Losses on disposal		(3)	(1)	(4)	(2)
Other		1	—	1	1

Total other gains / (losses)—net		24	(7)	(23)	31

(A)

Realized gains / (losses) are related to derivatives entered into with the purpose of mitigating exposure to volatility in foreign currency and commodity price. Unrealized gains / (losses) are related to derivatives that do not qualify for hedge accounting.

(B)	For the six months ended June 30, 2017, amendments to certain Swiss pension plan, US pension plan and OPEB resulted in a €22 million gain.

NOTE 6 - CURRENCY GAINS / (LOSSES)

Currency gains and losses, which are included in Income from operations, are as follows:

(in millions of Euros)	Notes	Three months ended June 30, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017
Included in Revenue	19	1	1	3	(1)
Included in Cost of sales		2	(2)	—	(2)
Included in Other gains / (losses) – net		3	4	3	(2)

Total		6	3	6	(5)

Realized exchange (losses) / gains on foreign currency derivatives – net	19	(1)	(1)	1	(11)
Unrealized gains on foreign currency derivatives – net	19	4	7	3	13
Exchanges gains / (losses) from the remeasurement of monetary assets and liabilities – net		3	(3)	2	(7)

Total		6	3	6	(5)

See NOTE 18 – Financial Instruments and NOTE 19 – Financial Risk Management for further information regarding the Company’s foreign currency derivatives and hedging activities.

NOTE 7 - FINANCE COSTS – NET

(in millions of Euros)	Three months ended June 30, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017
Interest received	1	2	3	3

Finance income	1	2	3	3

Interest expense on borrowings paid or payable(A)	(30)	(38)	(58)	(79)
Expenses on factoring arrangements paid or payable	(5)	(4)	(9)	(8)
Net loss on settlement of debt(B)	—	—	—	(13)
Realized and unrealized gains / (losses) on debt derivatives at fair value(C)	23	(47)	16	(55)
Realized and unrealized exchange (losses) / gains on financing activities—net(C)	(22)	52	(11)	63
Other finance expenses(D)	(3)	(6)	(13)	(8)
Capitalized borrowing costs(E)	—	2	2	4

Finance expense	(37)	(41)	(73)	(96)

Finance costs – net	(36)	(39)	(70)	(93)

(A)

For the six months ended June 30, 2018, the Group incurred (i) €56 million of interest related to Constellium N.V. Senior Notes and (ii) €2 million of interest expense and fees related to the Pan US ABL Facility.

For the six months ended June 30, 2017, the Group incurred (i) €69 million of interest related to Constellium N.V. Senior Notes, (ii) €7 million of interest related to the Muscle Shoals Senior Notes and (iii) €3 million of interest expense and fees related to the Muscle Shoals and Ravenswood ABL Facilities.

(B)	For the six months ended June 30, 2017, net loss on settlement of debt relates to the Muscle Shoals Senior Notes redemption on February 16, 2017.
(C)

The Group hedges the dollar exposure relating to the principal of its Constellium N.V. U.S. Dollar Senior Notes, for the portion that has not been used to finance directly or indirectly U.S. Dollar functional currency entities. Changes in the fair value of these hedging derivatives are recognized within Finance costs – net in the Unaudited Condensed Interim Consolidated Income Statement and largely offset the unrealized results related to Constellium N.V. U.S. Dollar Senior Notes revaluation.

(D)	For the six months ended June 30, 2018, other finance expenses include a €6 million net loss resulting from the modification of our loan to Constellium-UACJ in February 2018.
(E)

Borrowing costs directly attributable to the construction of assets are capitalized. The capitalization rate used for the six months ended June 30, 2018 was 6% (7% for the six months ended June 30, 2017).

NOTE 8 - INCOME TAX

Income tax expense is recognized based on the best estimate of the weighted average annual income tax rate expected for the full year. The tax rate applied as at June 30, 2018 is impacted by non-recurring transactions and subject to country mix effect.

NOTE 9 - EARNINGS PER SHARE

(in millions of Euros)	Three months ended June 30, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017
Earnings attributable to equity holders of the parent used to calculate basic and diluted earnings per share	55	16	31	29

Number of shares attributable to equity holders of Constellium

(number of shares)	Three months ended June 30, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017
Weighted average number of ordinary shares used to calculate basic earnings per share	134,562,177	105,557,517	134,517,869	105,553,573
Effect of other dilutive potential ordinary shares(A)	4,471,455	1,146,397	4,515,005	1,150,819

Weighted average number of ordinary shares used to calculate diluted earnings per share	139,033,632	106,703,914	139,032,874	106,704,392

(A)	For the six months ended June 30, 2018 and 2017, potential dilutive new ordinary shares to be issued are part of share-based compensation plans.

Earnings per share attributable to the equity holders of Constellium

(in Euro per share)	Three months ended June 30, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017
Basic	0.41	0.15	0.23	0.27
Diluted	0.39	0.15	0.22	0.27

NOTE 10 - CASH AND CASH EQUIVALENTS

(in millions of Euros)	At June 30, 2018	At December 31, 2017
Cash in bank and on hand	166	269

Total Cash and cash equivalents	166	269

At June 30, 2018, cash in bank and on hand includes a total of €15 million held by subsidiaries that operate in countries where capital control restrictions prevent the balances from being immediately available for general use by the other entities within the Group (€12 million at December 31, 2017).

NOTE 11 - TRADE RECEIVABLES AND OTHER

Trade receivables and other are comprised of the following:

	At June 30, 2018		At December 31, 2017
(in millions of Euros)	Non-current	Current	Non-current	Current
Trade receivables – gross	—	529	—	309
Impairment	—	(3)	—	(3)
Total Trade receivables – net	—	526	—	306
Finance lease receivables	3	6	6	6
Current income tax receivables	—	53	—	58
Other taxes	—	41	—	30
Unbilled tooling costs (until December 31, 2017)	—	—	28	—
Contract assets (from January 1, 2018)	36	1	—	—
Prepaid expenses	1	12	5	8
Restricted cash	—	—	1	—
Other	8	17	8	11

Total Other receivables	48	130	48	113

Total Trade receivables and Other	48	656	48	419

11.1 Contract assets

	At June 30, 2018		At January 1, 2018
(in millions of Euros)	Non-current	Current	Non-current	Current
Unbilled tooling costs	33	—	28	—
Other	3	1	4	1

Contract assets	36	1	32	1

11.2 Ageing

The ageing of total trade receivables – net is as follows:

(in millions of Euros)	At June 30, 2018	At December 31, 2017
Not past due	505	286
1 – 30 days past due	17	13
31 – 60 days past due	2	2
61 – 90 days past due	0	3
Greater than 91 days past due	2	2

Total Trade receivables – net	526	306

Impairment allowance

The Group periodically reviews its customers’ account ageing, credit worthiness, payment histories and balance trends in order to evaluate trade account receivables for impairment. Management also considers whether changes in general economic conditions and in the industries in which the Group operates in particular, are likely to impact the ability of the Group’s customers to remain within agreed payment terms or to pay their account balances in full.

Revisions to the impairment allowance arising from changes in estimates are included as either additional allowance or recoveries. A reversal was recognized for €0.4 million during the six months ended June 30, 2018 (€0.4 million allowance reversed during the six months ended June 30, 2017).

None of the other amounts included in Other receivables was deemed to be impaired.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable shown above. The Group does not hold any collateral from its customers or debtors as security.

11.3 Currency concentration

The composition of the carrying amounts of total Trade receivables – net by currency is shown in Euro equivalents as follows:

(in millions of Euros)	At June 30, 2018	At December 31, 2017
Euro	267	124
U.S. Dollar	232	164
Swiss franc	8	4
Other currencies	19	14

Total trade receivables – net	526	306

11.4 Factoring arrangements

The Group factors trade receivables in France by entering into factoring agreements with a third party for a maximum capacity of €235 million. This agreement matures on October 29, 2021.

The Group factors trade receivables in Germany, Switzerland and Czech Republic by entering into factoring agreements with a third party for a maximum capacity of €150 million. This agreement matures on October 29, 2021.

Constellium Automotive USA entered into a factoring agreement which provides for the sale of specific trade receivables up to a maximum capacity of $25 million. This agreement matures on December 12, 2018.

Muscle Shoals entered into a factoring agreement which provides for the sale of specific trade receivables up to a maximum capacity of $375 million. The agreement matures on January 24, 2020.

Under the Group’s factoring agreements, most of the trade receivables are sold without recourse. Where the Group has transferred substantially all the risks and rewards of ownership of the receivables, the receivables are derecognized. Some remaining receivables do not qualify for derecognition under IFRS 9, ‘Financial instruments’, as the Group retains substantially all the associated risks and rewards.

Under the agreements, at June 30, 2018, the total carrying amount of the original assets factored is €680 million (December 31, 2017: €642 million) of which:

•

€466 million (December 31, 2017: €473 million) have been derecognized from the Unaudited Interim Consolidated Statement of Financial Position as the Group transferred substantially all of the associated risks and rewards to the factor;

•	€214 million (December 31, 2017: €169 million) were recognized on the Unaudited Interim Consolidated Statement of Financial Position.

At June 30, 2018, there was less than €1 million due to the factor relating to trade account receivables sold (€0 million at December 31, 2017).

Covenants

The factoring arrangements contain certain affirmative customary and negative covenants, including some relating to the administration and collection of the assigned receivables, the terms of the invoices and the exchange of information, but do not contain maintenance financial covenants.

The commitment of the factor to buy receivables under the Muscle Shoals factoring agreement is subject to certain credit ratings being maintained.

The Group was in compliance with all applicable covenants at June 30, 2018.

NOTE 12 - INVENTORIES

(in millions of Euros)	At June 30, 2018	At December 31, 2017
Finished goods	182	164
Work in progress	388	332
Raw materials	137	111
Stores and supplies	66	64
Adjustments(A)	(28)	(28)

Total inventories	745	643

(A)	Includes Net realizable value adjustments.

Constellium records inventories at the lower of cost and net realizable value. Any change in the net realizable value adjustment on inventories is included in Cost of sales in the Unaudited Interim Consolidated Income Statement.

NOTE 13 - PROPERTY, PLANT AND EQUIPMENT

(in millions of Euros)	Land and Property Rights	Buildings	Machinery and Equipment	Construction Work in Progress	Other	Total
Net balance at January 1, 2018	14	206	1,089	198	10	1,517
Additions	—	1	24	67	2	94
Disposals	—	—	(1)	—	—	(1)
Depreciation expense	(1)	(7)	(72)	—	(4)	(84)
Transfer during the period	5	7	54	(67)	1	—
Effects of changes in foreign exchange rates	—	2	15	2	—	19

Net balance at June 30, 2018	18	209	1,109	200	9	1,545

Cost	31	334	1,807	207	33	2,412
Less accumulated depreciation and impairment	(13)	(125)	(698)	(7)	(24)	(867)

Net balance at June 30, 2018	18	209	1,109	200	9	1,545

NOTE 14 - INTANGIBLE ASSETS (INCLUDING GOODWILL)

(in millions of Euros)	Goodwill	Technology	Computer Software	Customer relationships	Work in Progress	Other	Total intangible assets (excluding goodwill)
Net balance at January 1, 2018	403	24	18	15	9	2	68
Additions	—	—	1	—	4	—	5
Amortization expense	—	(2)	(4)	—	—	—	(6)
Transfer during the period	—	—	2	—	(2)	—	—
Effects of changes in foreign exchange rates	11	—	—	—	1	—	1

Net balance at June 30, 2018	414	22	17	15	12	2	68

Cost	414	83	58	39	13	2	195
Less accumulated amortization and impairment	—	(61)	(41)	(24)	(1)	—	(127)

Net balance at June 30, 2018	414	22	17	15	12	2	68

NOTE 15 - INVESTMENTS ACCOUNTED FOR UNDER THE EQUITY METHOD

The Group investments accounted for under the Equity method are Constellium-UACJ ABS LLC and Rhenaroll S.A.

(in millions of Euros)	Period ended June 30, 2018	Year ended December 31, 2017
At January 1,	1	16
Group share in loss	(12)	(29)
Additions	—	—
Reclassified to non-current other financial assets	12	14
Effects of changes in foreign exchange rates	—	—

At the end of the period	1	1

As of June 30, 2018, the loan to Constellium-UACJ ABS LLC is, in substance, part of Constellium’s investment in the joint-venture as it represents a long-term strategic investment that is not expected to be settled in the foreseeable future. Constellium’s accumulated share of the losses of joint-ventures, in excess of the initial investment, is thus recognized against other financial assets for a cumulative amount of €28 million at June 30, 2018, of which €12 million were recognized during the six-month period ended June 30, 2018.

Constellium-UACJ ABS LLC financial statements

The information presented hereafter reflects the amounts included in the financial statements of the relevant entity in accordance with Group accounting principles and not the Company’s share of those amounts.

(in millions of Euros)	At June 30, 2018	At December 31, 2017
Current assets
Cash and cash equivalents	3	5
Trade receivables and other	47	35
Inventories	61	57
Non-current assets
Property, plant and equipment	164	161
Intangible assets	1	1

Total Assets	276	259

Current liabilities
Trade payables and other	55	34
Borrowings(A)	24	206
Non-current liabilities
Borrowings	251	47
Equity	(54)	(28)

Total Equity and Liabilities	276	259

(A)	In February 2018, the shareholders agreed to modify the terms of their loan to Constellium-UACJ ABS LLC by reducing the interest rate and extending the maturity to March 31, 2023.

(in millions of Euros)	Three months ended June 30, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017
Revenue	72	33	118	56
Cost of sales	(82)	(40)	(141)	(69)
Selling and administrative expenses	(2)	(2)	(5)	(5)

Loss from operations	(12)	(9)	(28)	(18)

Finance costs(A)	(5)	(4)	4	(7)

Net loss	(17)	(13)	(24)	(25)

(A)	Finance costs include a €12 million gain related to the shareholders’ loan modification for the six months ended June 30, 2018.

Constellium subsidiaries’ intercompany balances with Constellium-UACJ ABS LLC

The transactions during the periods and the year-end balances between Group companies that are fully consolidated and Constellium-UACJ ABS LLC are included in the Group’s Unaudited Interim Consolidated Income Statement and Unaudited Interim Consolidated Statement of Financial Position and are detailed below:

(in millions of Euros)	At June 30, 2018	At December 31, 2017
Trades receivables and other—current	25	15
Other financial assets(A)	76	83

Total Assets	101	98

(A)

Other financial assets correspond to the loan to Constellium-UACJ ABS LLC as of June 30, 2018 and December 31, 2017. As of June 30, 2018, the carrying value of the loan is €104 million. The carrying value is presented net of €28 million of Constellium’s share of losses of joint venture.

(in millions of Euros)	Three months ended June 30, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017
Revenue	48	10	78	21
Fees and recharges(A)	1	2	2	2
Finance income	2	2	(3)	3

Total income	51	14	77	26

(A)	Fees and recharges are presented in Cost of sales or Selling and administrative expenses depending on their nature.

NOTE 16 - TRADE PAYABLES AND OTHER

	At June 30, 2018		At December 31, 2017
(in millions of Euros)	Non-current	Current	Non-current	Current
Trade payables	—	837	—	717

Fixed assets payables	—	26	—	27
Employees’ entitlements	—	154	—	159
Taxes payable other than income tax	—	22	—	12
Deferred revenue (until December 31, 2017)	—	—	32	10
Contract liabilities (from January 1, 2018)	21	48	—	—
Other payables	19	9	22	5

Total Other	40	259	54	213

Total Trade payables and other	40	1,096	54	930

16.1 Contract liabilities

	At June 30, 2018		At January 1, 2018
(in millions of Euros)	Non-current	Current	Non-current	Current
Deferred tooling revenue	12	—	14	—
Advance payment from customers	9	9	18	9
Prepayment from customer	—	2	—	1
Unrecognized variable consideration(A)	—	37	—	39

Total Contract liabilities	21	48	32	49

(A)	Unrecognized variable consideration consists of expected volume rebates, discounts, incentives, refunds penalties and price concessions.

NOTE 17 - BORROWINGS

17.1 Analysis by nature

(in millions of Euros)	June 30, 2018							December 31, 2017
	Nominal Value in Currency	Nominal rate	Effective rate	Nominal Value In Euros	(Arrangement fees)	Accrued interests	Carrying value	Carrying value
Secured Pan US ABL (due 2022)	$90	Floating	4.32%	77	—	—	77	65
Secured Inventory Based Facility (due 2019)	—	Floating	—	—	—	—	—	—
Senior Unsecured Notes
Constellium N.V. (Issued May 2014, due 2024)	$400	5.75%	6.26%	343	(4)	2	341	332
Constellium N.V. (Issued May 2014, due 2021)	€300	4.63%	5.16%	300	(3)	2	299	298
Constellium N.V. (Issued February 2017, due 2025)	$650	6.63%	7.13%	558	(12)	12	558	541
Constellium N.V. (Issued November 2017, due 2026)	$500	5.88%	6.26%	429	(8)	10	431	413
Constellium N.V. (Issued November 2017, due 2026)	€400	4.25%	4.57%	400	(7)	6	399	395
Unsecured Revolving Credit Facility (due 2021)(A)	—	Floating	—	—	—	—	—	—
Other loans (including Finance leases)	—	—	—	76	—	3	79	83

Total Borrowings				2,183	(34)	35	2,184	2,127

Of which non-current							2,054	2,021
Of which current							130	106

Constellium N.V. Senior Notes are guaranteed by certain subsidiaries.

(A)	On March 28, 2018, Constellium Issoire entered into a €10 million unsecured Revolving Credit Facility with BPI France, a related party.

17.2 Movements in borrowings

(in millions of Euros)	Period ended June 30, 2018	Year ended December 31, 2017
At January 1,	2,127	2,468
Cash flows
Proceeds from issuance of Senior Notes(A)(B)	—	1,440
Repayments of Senior Notes(B)(C)	—	(1,559)
Proceeds / (Repayments) from U.S. Revolving Credit Facilities and other loans	10	29
Arrangement fees payment	—	(29)
Finance lease repayment and others	(7)	(13)
Non-cash changes
Movement in interests accrued or capitalized	11	(13)
New finance leases	1	17
Deferred arrangement fees and step-up amortization	2	7
Effects of changes in foreign exchange rates	40	(220)

At end of the period	2,184	2,127

(A)	The proceeds from the Senior Notes issued on November 9, 2017 represented €830 million, converted at the issuance date exchange rate of EUR/USD=1.1630.
(B)

The proceeds from the Senior Notes issued on February 16, 2017 represented €610 million, converted at the issuance date exchange rate of EUR/USD=1.0652. The repurchase of Muscle Shoals Senior Notes was completed on the same day for the same amount.

(C)	The redemption of Secured and Unsecured Notes on November 9, 2017 represented €949 million, converted at the redemption date exchange rate of EUR/USD=1.1630.

17.3 Currency concentration

The composition of the carrying amounts of total borrowings in Euro equivalents is denominated in the currencies shown below:

(in millions of Euros)	At June 30, 2018	At December 31, 2017
U.S. Dollar	1,442	1,387
Euro	722	720
Other currencies	20	20

Total borrowings	2,184	2,127

Covenants

The Group was in compliance with all applicable debt covenants at and for the six months ended June 30, 2018 and for the year ended December 31, 2017.

Constellium N.V. Senior Notes

The indentures for our outstanding Senior Notes contain customary terms and conditions, including amongst other things, limitation on incurring or guaranteeing additional indebtedness, on paying dividends, on making other restricted payments, on creating restriction on dividend and other payments to us from certain of our subsidiaries, on incurring certain liens, on selling assets and subsidiary stock, and on merging.

Pan US ABL Facility

This facility contains a fixed charge coverage ratio covenant and EBITDA contribution ratio. Evaluation of compliance is only required if the excess availability falls below 10% of the aggregate revolving loan commitment. It also contains customary affirmative and negative covenants, but no maintenance covenants.

NOTE 18 - FINANCIAL INSTRUMENTS

18.1 Financial assets and liabilities by categories

	At June 30, 2018					At December 31, 2017
(in millions of Euros)	Notes	At amortized cost	At Fair Value through Profit and loss	At Fair Value through OCI	Total	Loan and receivables	At Fair Value through Profit and loss	At Fair Value through OCI	Total
Cash and cash equivalents	10	166	—	—	166	269	—	—	269
Trade receivables	11	—	—	526	526	306	—	—	306
Finance lease receivables	11	9	—	—	9	12	—	—	12
Other financial assets		76	37	7	120	83	77	19	179

Total financial assets		251	37	533	821	670	77	19	766

	At June 30, 2018					At December 31, 2017
(in millions of Euros)	Notes	At amortized cost	At Fair Value through Profit and loss	At Fair Value through OCI	Total	At amortized cost	At Fair Value through Profit and loss	At Fair Value through OCI	Total
Trade payables and fixed assets payables	16	863	—	—	863	744	—	—	744
Borrowings	17	2,184	—	—	2,184	2,127	—	—	2,127
Other financial liabilities		—	56	1	57	—	66	—	66

Total financial liabilities		3,047	56	1	3,104	2,871	66	—	2,937

The table below details other financial assets and other financial liabilities positions:

	At June 30, 2018			At December 31, 2017
(in millions of Euros)	Non-current	Current	Total	Non-current	Current	Total
Derivatives	11	33	44	29	67	96
Aluminium and premium future contract	3	13	16	6	39	45
Energy future contract	—	—	—	—	—	—
Other future contract	—	—	—	—	1	1
Currency commercial contracts	7	18	25	21	20	41
Currency net debt derivatives	1	2	3	2	7	9
Loans (A)	74	2	76	81	2	83

Other financial assets	85	35	120	110	69	179

Derivatives	29	28	57	43	23	66
Aluminium and premium future contract	3	12	15	—	6	6
Energy future contract	—	—	—	—	—	—
Other future contract	3	2	5	—	1	1
Currency commercial contracts	4	10	14	6	12	18
Currency net debt derivatives	19	4	23	37	4	41

Other financial liabilities	29	28	57	43	23	66

(A)	Corresponds to a loan facility to Constellium-UACJ ABS LLC (See NOTE 15 – Investments accounted for under the equity method).

18.2 Fair values

All derivatives are presented at fair value in the Unaudited Interim Consolidated Statement of Financial Position.

The carrying value of the Group’s borrowings at maturity is the redemption value.

The fair value of Constellium N.V. Senior Notes issued in May 2014, February 2017 and November 2017 account for 99%, 101% and 97% respectively of the nominal value and amount to €639 million, €562 million and €804 million respectively at June 30, 2018. The fair value was classified as a level 1 measurement under the fair value hierarchy provided by IFRS 13.

The fair values of other financial assets and liabilities approximate their carrying values, as a result of their liquidity or short maturity except for the loan facility to Constellium-UACJ ABS LLC (See NOTE 15 – Investments accounted for under the equity method).

18.3 Valuation hierarchy

The following table provides an analysis of derivatives measured at fair value, grouped into levels based on the degree to which the fair value is observable:

•	Level 1 valuation is based on quoted price (unadjusted) in active markets for identical financial instruments, it includes aluminium futures that are traded on the LME;

•

Level 2 valuation is based on inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. prices) or indirectly (i.e. derived from prices), it includes foreign exchange derivatives;

•	Level 3 valuation is based on inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	At June 30, 2018				At December 31, 2017
(in millions of Euros)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Other financial assets - derivatives	14	30	—	44	46	50	—	96
Other financial liabilities - derivatives	18	39	—	57	6	60	—	66

There was no transfer into or out of any Level 1, level 2 nor Level 3 during the six months ended June 30, 2018 and the year ended December 31, 2017.

NOTE 19 - FINANCIAL RISK MANAGEMENT

The Group’s financial risk management strategy focuses on minimizing the cash flow impacts of volatility in foreign currency exchange rates, metal prices and interest rates, while maintaining the financial flexibility the Group requires in order to successfully execute the Group’s business strategies.

Due to Constellium’s capital structure and the nature of its operations, the Group is exposed to the following financial risks: (i) market risk (including foreign exchange risk, commodity price risk and interest rate risk); (ii) credit risk and (iii) liquidity and capital management risk.

19.1 Market risk

In 2016, the Group agreed with a major customer for the sale of fabricated metal products in U.S. Dollars to be supplied from a Euro functional currency entity. In line with its hedging policy, the Group entered into significant foreign exchange derivatives which match related highly probable future conversion sales by selling U.S. Dollars against Euros. The Group designated these derivatives for hedge accounting, with total nominal amount of $427 million, as of June 30, 2018 ($484 million as of December 31, 2017), with maturity 2018-2022.

For hedges that do not qualify for hedge accounting, any mark-to-market movements are recognized in Other gains / (losses) – net.

The table below details the effect of foreign currency derivatives in the Unaudited Interim Consolidated Income Statement and the Statement of Comprehensive Income / (Loss):

(In millions of Euros)	Three months ended June 30, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017
Derivatives that do not qualify for hedge accounting
Included in Other gains / (losses) – net
Realized losses on foreign currency derivatives – net	(1)	(2)	(2)	(11)
Unrealized gains on foreign currency derivatives – net(A)	5	5	4	12
Derivatives that qualify for hedge accounting
Included in Revenue
Realized gains / (losses) on foreign currency derivatives – net	2	(1)	4	(2)
Unrealized (losses) / gains on foreign currency derivatives – net	(1)	2	(1)	1
Included in Other gains / (losses) – net
Realized losses on foreign currency derivatives – net	(2)	—	(1)	—
Unrealized gains / (losses) on foreign currency derivatives - net	—	—	—	—
Realized gains / (losses) in ineffective portion of derivatives	—	—	—	—
Included in other comprehensive income / (Loss)
Unrealized (losses) / gains on foreign currency derivatives - net	(22)	25	(11)	28
(Losses) / gains reclassified from cash flow hedge reserve to Consolidated Income Statement	(1)	(1)	(3)	1

(A)	Gains or losses on the hedging instruments are expected to offset losses or gains on the underlying hedged forecasted sales that will be reflected in future periods when these sales are recognized.

19.2 Liquidity and capital risk management

The liquidity requirements of the overall Company are funded by drawing on available credit facilities, while the internal management of liquidity is optimized by means of cash pooling agreements and/or intercompany loans and deposits between the Company’s operating entities and central Treasury.

At June 30, 2018, the borrowing base for the Pan US ABL facility was $292 million and was €90 million for the French entities inventory credit facility. After deduction of amount drawn and letters of credit, the Group had €263 million of outstanding availability under these secured revolving credit facilities at June 30, 2018.

At June 30, 2018, liquidity was €561 million, comprised of €166 million of cash and cash equivalents and €395 million of available undrawn facilities including the €263 million described above.

NOTE 20 - PENSIONS AND OTHER POST-EMPLOYMENT BENEFIT OBLIGATIONS

20.1 Actuarial assumptions

Pension and other post-employment benefit obligations were updated based on the discount rates applicable at June 30, 2018.

	At June 30, 2018	At December 31, 2017
Switzerland	0.80%	0.65%
U.S.	—	—
Hourly pension	4.30%-4.35%	3.70%-3.75%
Salaried pension	4.35%	3.80%
OPEB	4.30%-4.40%	3.70%-3.85%
Other benefits	4.20%-4.30%	3.60%-3.70%
France	—	—
Retirements	1.60%	1.50%
Other benefits	1.30%	1.20%
Germany	1.60%	1.60%

20.2 Amounts recognized in the Unaudited Interim Consolidated Statement of Financial Position

	At June 30, 2018			At December 31, 2017
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Present value of funded obligation	676	—	676	691	—	691
Fair value of plan assets	(387)	—	(387)	(387)	—	(387)

Deficit of funded plans	289	—	289	304	—	304
Present value of unfunded obligation	112	242	354	110	250	360

Net liability arising from defined benefit obligation	401	242	643	414	250	664

20.3 Amounts recognized in the Unaudited Interim Consolidated Income Statement

	Three months ended June 30, 2018			Three months ended June 30, 2017
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Service cost
Current service cost	(3)	(2)	(5)	(4)	(3)	(7)
Past service cost	—	—	—	—	—	—
Net interest	(2)	(2)	(4)	(2)	(2)	(4)
Immediate recognition of gains / (losses) arising over the period	—	—	—	—	—	—
Administrative expenses	(1)	—	(1)	—	—	—

Total	(6)	(4)	(10)	(6)	(5)	(11)

	Six months ended June 30, 2018			Six months ended June 30, 2017
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Service cost
Current service cost	(8)	(3)	(11)	(9)	(4)	(13)
Past service cost	—	—	—	18	4	22
Net interest	(4)	(4)	(8)	(4)	(5)	(9)
Immediate recognition of gains / (losses) arising over the period	—	—	—	—	—	—
Administrative expenses	(1)	—	(1)	(1)	—	(1)

Total	(13)	(7)	(20)	4	(5)	(1)

20.4 Movement in net defined benefit obligations

	At June 30, 2018
	Defined benefit obligations			Plan Assets	Net defined benefit liability
(In millions of Euros)	Pension benefits	Other benefits	Total
At January 1, 2018	801	250	1,051	(387)	664

Included in the Consolidated Income Statement
Current service cost	8	3	11	—	11
Interest cost / (income)	8	4	12	(4)	8
Immediate recognition of gains / (losses) arising over the year	—	—	—	—	—
Administration expenses	—	—	—	1	1

Included in the Statement of Comprehensive Income / (Loss)
Remeasurements due to:
- actual return less interest on plan assets	—	—	—	9	9
- changes in financial assumptions	(28)	(14)	(42)	—	(42)
- changes in demographic assumptions	—	—	—	—	—
- experience losses	3	2	5	—	5
Effects of changes in foreign exchange rates	10	6	16	(8)	8

Included in the Consolidated Statement of Cash Flows
Benefits paid	(15)	(10)	(25)	14	(11)
Contributions by the Group	—	—	—	(10)	(10)
Contributions by the employees	2	—	2	(2)	—

At June 30, 2018	789	241	1,030	(387)	643

20.5 Net defined benefit obligations by country

	At June 30, 2018			At December 31, 2017
(in millions of Euros)	Defined benefit obligations	Plan assets	Net defined benefit liability	Defined benefit obligations	Plan assets	Net defined benefit liability
France	149	(3)	146	148	(3)	145
Germany	139	(1)	138	142	(1)	141
Switzerland	250	(179)	71	251	(177)	74
United States	491	(204)	287	509	(206)	303
Other countries	1	—	1	1	—	1

Total	1,030	(387)	643	1,051	(387)	664

NOTE 21 - PROVISIONS

(in millions of Euros)	Notes	Close down and environmental remediation costs	Restructuring costs	Legal claims and other costs	Total
At January 1, 2018		81	5	67	153
Transfer from provision to contract liability	2	—	—	(23)	(23)
Allowance		1	—	7	8
Amounts used		(1)	(1)	(4)	(6)
Unused amounts reversed		—	—	(1)	(1)
Unwinding of discounts		(1)	—	—	(1)
Effects of changes in foreign exchange rates		1	—	1	2
Transfer		—	—	4	4

At June 30, 2018		81	4	51	136

Current		5	2	33	40
Non-Current		76	2	18	96

Total provisions		81	4	51	136

Legal claims and other costs

(in millions of Euros)	At June 30, 2018	At December 31, 2017
Maintenance and customer related provisions	10	25
Litigation	36	36
Disease claims	4	3
Other	1	3

Total provisions for legal claims and other costs	51	67

Provisions and contingencies

The Group is involved, and may become involved, in various law suits, claims and proceedings relating to customer claims, product liability, and other commercial matters. The Group records provisions for pending litigation matters when it determines that it is probable that an outflow of resources will be required to settle the obligation, and such amounts can be reasonably estimated. In some proceedings, the issues raised are or may be highly complex and subject to significant uncertainties and amounts claimed may be substantial. As a result, the probability of loss and an estimation of damages are difficult to ascertain. The Group defends vigorously cases it believes are without merit. At the present time and on the basis of the facts currently available in respect of such pending claims, while it is possible that an unfavorable outcome may occur from these proceedings, after assessing the information available, the Group has concluded that it is not probable that a loss has been incurred in respect of such matters and / or is unable to estimate the possible loss or range of loss in respect of such matters. In exceptional cases, when the group considers that disclosures relating to provisions and contingencies may prejudice its position, disclosures are limited to the general nature of the dispute.

NOTE 22 - SHARE CAPITAL

At June 30, 2018, authorized share capital amounts to €8 million and is divided into 400,000,000 Class A ordinary shares, each with a nominal value of €0.02. All shares, except for the ones held by Constellium N.V., have the right to one vote.

		In millions of Euros
	Number of shares	Share capital	Share premium
At January 1, 2018	134,510,623	3	420
New shares issued(A)	182,716	—	—

At June 30, 2018(B)	134,693,339	3	420

(A)	Constellium N.V. issued and granted 182,716 Class A ordinary shares to certain employees related to share-based compensation plans.
(B)	Constellium N.V. holds 38,597 Class A ordinary shares at June 30, 2018.

NOTE 23 - SHARE-BASED COMPENSATION

Description of the plans

Performance-Based Restricted Stock Units (equity-settled)

In May 2018, the Company granted Restricted Stock Units (RSUs) and Performance Share Units (PSUs) to selected employees. These units will vest after three years from the grant date if the following conditions are met:

•	A vesting condition under which the beneficiaries must be continuously employed by the Company through the end of the vesting period (3 years), and

•

In respect of the PSUs, a performance condition, depending on the Total Stockholder Return (TSR) performance of Constellium share over the vesting period compared to the TSR of specified indices. Performance Shares Units will ultimately vest based on vesting multiplier in a range from 0 to 2.

The following table lists the inputs to the model used for the PSUs granted in May 2018:

Fair value at grant date (in Euros)	15.31
Share price at grant date (in Euros)	10.27
Dividend yield	—
Expected volatility	75%
Risk-free interest rate (U.S. government bond yield)	2.60%
Model used	Monte Carlo

The fair value of the RSUs awarded is the quoted market price of Constellium shares at grant date.

Expense recognized during the year

In accordance with IFRS 2, share-based compensation is recognized as an expense over the vesting period. The estimate of this expense is based upon the fair value of a Class A potential ordinary share at the grant date. The total expense related to the potential ordinary shares for the six months ended June 30, 2018 and 2017 amounted to €6 million and €3 million respectively.

Movement of potential shares

The following table illustrates the number and movements in shares during the period:

	Performance- Based RSU	Restricted Stock Units	Equity Award Plans	Total
	Potential Shares	Potential Shares	Potential Shares	Potential Shares
At January 1, 2018	3,257,840	944,500	95,340	4,297,680

Granted(A)	701,109	587,786	30,709	1,319,604
Over-performance(B)	295,517	—	—	295,517
Vested	(34,580)	(80,000)	(68,136)	(182,716)
Forfeited(C)	(134,163)	(27,059)	—	(161,222)

At June 30, 2018	4,085,723	1,425,227	57,913	5,568,863

(A)	For PSUs, the number of potential shares granted is presented using a vesting multiplier of 1.
(B)	When the achievement of TSR performance exceeds the vesting multiplier of 1, the additional potential shares are presented as over-performance shares.
(C)	For potential shares related to PSUs, 106,163 were forfeited following the departure of certain beneficiaries and 28,000 were forfeited in relation to the non-fulfilment of performance conditions.

NOTE 24 - SUBSEQUENT EVENTS

In July 2018, Constellium completed the sale of the North Building assets of its Sierre plant in Switzerland to Novelis and contributed the Sierre site shared infrastructure to a joint-venture with Novelis, in exchange for cash consideration of €200 million. This transaction also resulted in the termination of the existing lease agreement for the North Building assets which had been leased and operated by Novelis since 2005. The carrying value of the sold assets was immaterial as of June 30, 2018.